                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                         BLACK WARRIOR WIRELINE CORP.
                 _____________________________________________
                               (Name of Issuer)

                   Common Stock, $0.0005 par value per share
              __________________________________________________
                        (Title of Class of Securities)

                                  092260 50 4
                             ____________________
                                (CUSIP Number)


                              Carolyn M. Campbell
                           1301 McKinney, Suite 3200
                          Houston, Texas  77010-3033
                                (713) 651-0600
           _________________________________________________________
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               November 21, 1997
             _____________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP NO. 092260 50 4                                      PAGE 2 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Bendover Company, f/k/a DiamondBack Directional, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          647,569
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          647,569
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      647,569
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)

      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      17.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP NO. 092260 50 4                                      PAGE 3 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Alan W. Mann
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO, PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          784
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             647,569
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          784
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          647,569
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      648,353
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)

      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      17.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP NO. 092260 50 4                                      PAGE 4 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      M. Dale Jowers
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO, PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          47,500
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             647,569
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          47,500
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          647,569
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      695,069
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)

      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      18.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

-----------------------                                  ---------------------
CUSIP NO. 092260 50 4                                      PAGE 5 OF 8 PAGES
-----------------------                                  ---------------------



ITEM 1.  SECURITY AND ISSUER

     This statement, Amendment No. 1 to Schedule 13D, relates to the common stock, $0.0005 par value ("Common Stock") of Black Warrior Wireline Corp., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3748 Highway 45 North, Columbus, Mississippi 39701.


ITEM 2.  IDENTITY AND BACKGROUND

     This statement is filed by Bendover Corp., f/k/a DiamondBack Directional, Inc., a Texas corporation ("Bendover"), and Alan W. Mann ("Mann") and M. Dale Jowers ("Jowers"), natural persons. Mann and Jowers are officers and directors of Bendover, and each own approximately 42.5% of the outstanding shares of capital stock of Bendover. There is no change in this section.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Jowers has acquired the following shares of Common Stock of the Issuer by purchase in the open market with personal funds on hand:


                          Number
                            of                                          Aggregate
Acquisition Date          Shares         Price Per Share ($)        Purchase Price ($)
------------------       ---------       -------------------     ------------------------
November 13, 1997          5,000                7.000                   35,000.00
November 14, 1997          7,500                7.375                   55,312.50
November 14, 1997          2,500                7.250                   18,125.00
November 14, 1997         10,000                7.375                   73,750.00
November 21, 1997          2,500                6.875                   17,187.50
November 21, 1997         10,000                7.125                   71,250.00
November 21, 1997         10,000                7.125                   71,250.00
                          ------                                      -----------
TOTAL                     47,500                                      $341,875.00
                          ======                                      ===========


ITEM 4.  PURPOSE OF TRANSACTION

     The 47,500 shares of Common Stock of the Issuer acquired by Jowers in the open market were acquired for investment purposes. Jowers currently intends to hold such shares until he determines that it is in his best interests to liquidate some or all of his investment in the Issuer.

-----------------------                                  ---------------------
CUSIP NO. 092260 50 4                                      PAGE 6 OF 8 PAGES
-----------------------                                  ---------------------

     Jowers may from time to time acquire additional shares of the Issuer or sell some or all of his shares of the Issuer; however, except as described above, Jowers does not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) (i) Bendover is the beneficial owner of 647,569 shares, representing 17.4%, of the Issuer's Common Stock. Mann and Jowers may be deemed to be the beneficial owners of the shares of Common Stock of the Issuer owned by Bendover as a result of Mann and Jowers each owning 42.5% of Bendover. Mann and Jowers disclaim beneficial ownership of all shares of Common Stock of the Issuer owned by Bendover, and the filing of this Amendment No. 1 to Schedule 13D shall not be construed as an admission thereof.

         (ii) Mann is the beneficial owner of an additional 784 shares, representing less than 0.1% of the Issuer's Common Stock.

         (iii) Jowers is the beneficial owner of an additional 47,500 shares, representing an additional 1.3% of the Issuer's Common Stock.

     (b) Bendover has the sole power to vote and the sole power to dispose of all shares of Common Stock described in Paragraph (a)(i) above. Mann and Jowers may be deemed to have shared power to vote and shared power to dispose of all of the shares of Common Stock of the Issuer described in Paragraph (a)(i) as a result of Mann and Jowers each owning 42.5% of Bendover. Mann has the sole power to vote and the sole power to dispose of all shares of Common Stock described is Paragraph (a)(ii) above. Jowers has the sole power to vote and the sole power to dispose of all shares of Common Stock in Paragraph (a)(iii) above. None of the persons named in response to Paragraph (a) above has effected any transactions in the Common Stock of the Issuer during the past 60 days.

-----------------------                                  ---------------------
CUSIP NO. 092260 50 4                                      PAGE 7 OF 8 PAGES
-----------------------                                  ---------------------

     (c) There is no change in this section.

     (d) There is no change in this section.

     (e) There is no change in this section.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     There is no change in this section.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     There is no change in this section.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    BENDOVER CORP.,
                                    f/k/a DiamondBack Directional, Inc.



Date: May 21, 1998                  By: /s/ Alan W. Mann
                                       ------------------------
                                        Alan W. Mann, President



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: May 21, 1998                  /s/ Alan W. Mann
                                    ---------------------------
                                    ALAN W. MANN

-----------------------                                  ---------------------
CUSIP NO. 092260 50 4                                      PAGE 8 OF 8 PAGES
-----------------------                                  ---------------------



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: May 21, 1998                  /s/ M. Dale Jowers
                                    ---------------------------
                                    M. DALE JOWERS